

July 6, 2021

Mir Imran
President and Chief Executive Officer
Rani Therapeutics Holdings, Inc.
2051 Ringwood Avenue
San Jose, CA 95131

> **Re: Rani Therapeutics Holdings, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 22, 2021**
> **CIK No. 0001856725**

Dear Mr. Imran:

We have reviewed your amended draft registration statement and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 22, 2021

Business
Intellectual Property, page 168

1. We note the revised disclosure provided in response to our prior comment 14 and we reissue the comment in part. In relation to the company's material patents, please further revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted for each product or technology (composition of matter, use, or process), the expiration year of each patent, and the jurisdiction, including any foreign jurisdiction, of each material pending or issued patent. In this regard, it may be useful to provide this disclosure in tabular form to support the

narrative already included.

You may contact Kevin Kuhar at 202-551-3662 or Tracey McKoy at 202-551-3772 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Josh Seidenfeld